Exhibit 99.1

NEWS RELEASE

Toronto, May 6, 2026

Triple Flag Announces Election of Directors

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) is pleased to announce that each of the nine individuals nominated for election as a director at the Company’s Annual Meeting of Shareholders held on May 6, 2026, was elected.

The detailed voting results are set out below:

Director	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Dawn Whittaker	174,263,323	94.42%	10,301,539	5.58%
Susan Allen	183,905,373	99.64%	659,493	0.36%
Geoff Burns	181,864,740	98.54%	2,700,123	1.46%
Blake Rhodes	183,960,663	99.67%	604,202	0.33%
Mark Cicirelli	184,405,871	99.91%	158,994	0.09%
Christopher McCleave	184,498,099	99.96%	66,766	0.04%
Patrick Merrin	184,503,831	99.97%	61,034	0.03%
Sheldon Vanderkooy	184,486,253	99.96%	78,612	0.04%
Elizabeth Wademan	183,756,497	99.56%	808,368	0.44%

Shareholders also voted in favor of the appointment of PricewaterhouseCoopers LLP as the auditor of the Company and the “Say-on-Pay” advisory resolution regarding the Company’s approach to executive compensation. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circular dated March 24, 2026, available under the Company’s profile on SEDAR+ (www.sedarplus.ca).

A report on all items of business voted at the Annual Meeting of Shareholders has been filed on SEDAR+ (www.sedarplus.ca).

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 240 assets, consisting of 16 streams and 224 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 34 producing mines and 206 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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